DWS Investment Management Americas, Inc. 100 Summer Street Boston, MA, 02110 USA
Diane KenneAlly Diane.kenneally@dws.com +1 617 295 3625

April 19, 2024

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Shandy Pumphrey

Re: SEC Sarbanes-Oxley Review of the DWS Family of Funds

Dear Ms. Pumphrey:

Thank you for your comments received via a conference call held on March 19, 2024 regarding certain reports for the DWS Family of Funds (each, a “Fund” and together, the “Funds”). We have considered your comments and our responses are set forth below.

Comment	1. With respect to the Annual Report to Shareholders for DWS Capital Growth Fund, DWS Core Equity Fund, and DWS Small Cap Growth Fund, each as of September 30, 2023, the staff of the SEC (the “Staff”) noted that each fund invested in REITs. In future filings, please consider adding disclosure in the Notes to the Financial Statements to state that the income received from REITs can be treated as dividend income, capital gains, or return of capital.

Response 1. For the annual period ending September 30, 2023 for DWS Capital Growth Fund, DWS Core Equity Fund, and DWS Small Cap Growth Fund the income received from REITs was less than 1% of gross income and, therefore, re-characterization disclosure was not included. DWS will include the re-characterization disclosure when income received from REITs is over 5% of gross income.

Comment	2. With respect to the Annual Report to Shareholders dated June 30, 2023 for the DWS Enhanced Commodity Strategy Fund, please explain why interest receivable from affiliated mutual funds has not been stated separately on the Statement of Assets and Liabilities.

Response 2. In future filings interest receivable from affiliated mutual funds, if any, will be broken out on the Statement of Assets and Liabilities.

Comment	3. With respect to the Annual Report to Shareholders dated June 30, 2023 for the DWS Enhanced Commodity Strategy Fund, the Staff noted that the fund was invested 22.5% in affiliated cash equivalent funds. Please confirm in correspondence that Acquired Funds fees and expenses are not required to be disclosed in the prospectus.

Response 3. We confirm that Acquired Funds fees and expenses are not required in the October 1, 2023 prospectus for the DWS Enhanced Commodity Strategy Fund. Although the DWS Enhanced Commodity Strategy Fund was invested 22.5% in affiliated cash equivalents as of June 30, 3023, the Acquired Funds fees and expenses was 0.0038% since the Acquired Funds, each money market funds, had total annual fund operating expenses after fee waiver/ expense reimbursement of ..03% for the DWS Central Cash Management Government Fund and .06% for the Capital Share Class of the DWS ESG Liquidity Fund, and the average of the positions held in the Acquired Funds for the year ended June 30, 2023 was lower than the positions held in the Acquired Funds as of June 30, 2023.

Comment	4. With respect to the Annual Report to Shareholders as of May 31, 2023 for the DWS Health and Wellness Fund, the Staff noted that the percentages of each of Medical Supply & Specialty and Health Care Services in the Sector Diversification table on page 11 do not reconcile to the Investment Portfolio. Please reconcile the amounts.

Response 4. The primary reason for the difference was the classification of Thermo Fisher Scientific, Inc. as Medical Supply and Specialty in the Sector Diversification table and Health Care Services in the Portfolio of Investments. The sector percentages disclosed in the Sector Diversification table in the Annual Report to Shareholders as of May 31, 2023 is based on the Bloomberg Industry Classification Standard (BICS). The sector included in the Portfolio of Investments was sourced by our fund administrator and is based on the Global Industry Classification Standard (GICS). In future filings, DWS will ensure that the source utilized for the Sector Diversification table and the Portfolio of Investments is consistent.

Comment	5. With respect to the Annual Report to Shareholders as of May 31, 2023 for the DWS Health and Wellness Fund, the Staff noted that there was a line item for foreign taxes recoverable on the Statement of Assets and Liabilities. Please explain: (i) what countries these foreign taxes recoverable relate to, (ii) how the fund monitors for collectability for this receivable, and (iii) whether the fund has entered, or will be entering into, a closing agreement with the IRS for EU reclaims, as applicable, or utilize the netting method. If the fund will bear any professional fees or compliance fees related to the filing of EU reclaims, please explain how these fees were accounted for and disclosed.

Response 5. (i) The foreign taxes recoverable for the DWS Health and Wellness Fund as of May 31, 2024 includes reclaims from Denmark (ADRs), Germany (local ISINs), and Switzerland (ADR and local ISINs) (ii) In regards to the reclaim monitoring process, DWS works with the fund’s custodian to ensure that the required upfront reclaim collection documentation has been filed with the foreign custodians, reviews the custody to fund accounting reclaim reconciliation, and reviews reclaims open past the market standard payment period. For items that are beyond the market standard payment period, DWS will confirm with the custodian that payments continue to be deemed collectible. As of May 31, 2023 all reclaims were deemed collectible. (iii) DWS Health and Wellness Fund has not received or reclaimed for any EU discriminatory reclaims.

Comment	6. With respect to the Annual Report to Shareholders as of May 31, 2023 for the DWS Strategic High Yield Tax Free Fund, the Staff noted that footnote (a) for the liability derivative table on page 49 is unclear and does not clearly state the location of the liability in the accompanying Statement of Assets and Liabilities.

Response 6. In future filings, the footnote that pertains to futures in the table summarizing the value of the Fund’s derivative instruments and the related location in the accompanying Statement of Assets and Liabilities will be updated to the following: “Futures contracts are reported in the table above using cumulative appreciation (depreciation) of futures contracts, as reported in the futures contracts table at the end of the Portfolio of investments; within the Statement of Assets and Liabilities, the variation margin at period end is reported as Receivable (payable) for variation margin on futures contracts.”

Comment	7. With respect to the Annual Report to Shareholders as of May 31, 2023 for the DWS Floating Rate Fund, the SEC staff requests that, in future filings, for securities that pay both a cash and payment-in-kind (“PIK”) payment, please include both the cash and the PIK rate in the schedule of investments.

Response 7. For securities that have the option to pay either in cash or PIK and the cash and PIK rates are different, DWS’s process is to disclose both the cash and PIK rate. With respect to the Annual Report to Shareholders as of May 31, 2023 for the DWS Floating Rate Fund, none of PIK securities held had a PIK rate different than the cash rate.

Comment	8. With respect to the certification exhibit in the Form N-CSR filings, the Staff noted that for each of the DWS Funds reviewed, that the titles for the signatories included in the certification exhibit does not include Principal Executive Officer and Principal Financial Officer of the registrant. Please confirm that the individuals who signed the certifications in the Form N-CSR are the Principal Executive Officer and the Principal Financial Officer and, confirm these titles will be used going forward.

Response 8. DWS confirms that the individuals that have signed the Form N-CSRs are the Principal Executive Officer and the Principal Financial Officer. In future filings, the Principal Executive Officer and the Principal Financial Officer titles will be used.

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If you have any questions, please feel free to contact me at (617) 295-3625.

Very truly yours,

/s/ Diane Kenneally

Diane Kenneally

Principal Financial Officer, DWS Family of Funds